Husqvarna

October 19, 2006

RECEIVED

2006 OCT 30 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

06017791

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Dear Sir or Madam,
Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna´s 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

dlw 10/30

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna AB (publ)
Exemption No 082-34966

Contents **page**

Interim Report July – September 2006

Stockholm 19 October 2006

- **Net sales pro forma for the first nine months rose to SEK 24,863m (23,768) and income for the period pro forma to SEK 1,665m (1,482), corresponding to SEK 5.62 (5.00) per share**
- **Unchanged sales of garden products for the period as a whole, but a considerable decline in the third quarter due to inventory reductions by retailers**
- **Group sales and operating income declined in the quarter, operating margin rose to 10.6% (10.1)**
- **Operating margin for Consumer Products improved in the quarter, despite substantially lower sales**
- **Sales for Professional Products rose in the quarter and operating margin remained at a high level**

Pro forma SEKm	**Third quarter 2006**	Third quarter 2005[1]	Change, %	Change in comparable currencies, %	**Nine months 2006**	Nine months 2005[1]	Change, %	Change in comparable currencies, %
Net sales	**5,392**	6,158	-12	-8	**24,863**	23,768	5	2
Operating income	**571**	624	-9	-5	**2,775**	2,600	7	5
Operating margin, %	***10.6***	*10.1*	-	-	***11.2***	*10.9*	-	-
Income after financial items	**467**	516	-10	-	**2,413**	2,212	9	-
Margin, %	***8.7***	*8.4*	-	-	***9.7***	*9.3*	-	-
Income for the period	**322**	346	-7	-	**1,665**	1,482	12	-
Earnings per share, SEK[2]	**1.09**	1.17	-7	-	**5.62**	5.00	12	-
Return on capital employed, %[3]	**-**	-	-	-	**23.4**	25.3	-	-
Return on equity, %[3]	**-**	-	-	-	**34.0**	45.0	-	-

1) In order to enable year-on year comparisons, previously estimated Group common costs for 2005 have been restated to equal actual costs for 2006, (see page 9).
2) Before dilution. To enable comparison, figures for both 2005 and 2006 are based on the number of shares as of 30 September 2006, i.e. 296,259,153.
3) Calculated as rolling 12 months.

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46 36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

STRUCTURE OF THE REPORT

Pro forma financial statements

The information on page 1-14 in this report comprises consolidated pro forma financial statements for the Husqvarna Group assuming that the Husqvarna Group had been established and capitalized as of 1 January 2005. The Husqvarna Group was established and capitalized in May 2006. The income statement for the third quarter 2006 and the balance sheet as of 30 September 2006 shows the actual results and balances for the Group. For information about the adjustments and assumptions which form the basis for the pro forma financial statements, see the prospectus for the distribution of shares in Husqvarna AB that was published in early April 2006..

Combined financial statements

Operations in Electrolux were transferred to Husqvarna at book values reported by the Electrolux Group, according to the predecessor basis. In accordance with internationally accepted accounting practices, reports for the Husqvarna Group shall thus be prepared in the form of combined financial statements. The financial statements are prepared as if the Husqvarna operations had been formed as of 1 January 2004. Combined financial statements for the third quarters of 2005 and 2006 and the full year 2005 are given on pages 15-20.

The differences between the combined financial statements and the pro forma statements with regard to the income statement refer mainly to financial costs for borrowings, administrative costs and taxes which Husqvarna incur as an independent Group (see page 16-17). The differences with regard to the balance sheet refer mainly to capitalization of the Group (see page 18). As a result of the establishment and capitalization of the Group there is no difference between the combined and pro forma income statement for the third quarter or between the combined and pro forma balance sheet as of 30 September 2006.

Accounting principles

Husqvarna applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.

The accounting principles applied in this interim report are described in Note 1 in "Combined Financial Statements 2004 and 2005" in the "Supplement to the prospectus for listing of Husqvarna AB 2006", published in May 2006. The IFRS amendments and intepretations effective as of 1 January 2006 have not had a material effect on the Group's financial statements.

The accounting principles are also available on Husqvarna's web site www.husqvarna.com in the section Investor Relations.

The pro forma accounting has been prepared solely for illustrative purposes and is not intended to present the financial position or earnings that the operation would have achieved had the Group been formed during the reporting period nor is it intended to represent the actual financial position or the operations earnings for any specific time or period in the future.

NET SALES AND INCOME

Third quarter

Net sales
Husqvarna's net sales for the third quarter 2006 decreased by 12% to SEK 5,392m as against SEK 6,158m for the same period in the previous year. After adjustment for exchange rate fluctuations, net sales decreased by 8%.

The decline in net sales refers to the Consumer Products business area, particularly in North America. Sales for Consumer Products were adversely affected during the quarter by substantial inventory reductions by retailers, particularly in the US, following unfavorable weather and lower consumer spending in the first half of the year. Net sales for Professional Products were higher than in the third quarter of 2005.

Operating income
Operating income decreased by 9% to SEK 571m (624) as a result of lower operating income for both the Consumer Products and Professional Products business areas. Operating margin improved to 10.6% (10.1), mainly as a result of a better product mix and improved cost-efficiency in Consumer Products North America. Adjusted for exchange rate fluctuations, operating income decreased by 5%.

Changes in exchange rates in comparison with the previous year, including transaction and translation effects, had a total negative impact of approximately SEK 33m on operating income. Negative transaction effects net of hedging contracts amounted to approximately SEK 7m, and negative effects from translation of income statements in subsidiaries amounted to approximately SEK 26m.

Financial net
Net financial items for the third quarter amounted to SEK -104m (-108). The financial net was negatively impacted by higher interest rates, which was more than offset by reduced net borrowings.

Income after financial items
Income after financial items amounted to SEK 467m (516), corresponding to a margin of 8.7% (8.4).

Taxes
Total taxes amounted to SEK -145m (-170), corresponding to 31% (33) of income after financial items.

Earnings per share
Income for the period was SEK 322m (346), corresponding to SEK 1.09 (1.17) per share before dilution.

First nine months – pro forma

Net sales
Husqvarna's net sales for the first nine months of 2006 rose by 5% to SEK 24,863m, as against SEK 23,768m for the same period in the previous year. After adjustment for exchange rate fluctuations, net sales rose by 2%.

Operating income
Operating income rose by 7% to SEK 2,775m (2,600) and operating margin was 11.2% (10.9). After adjustment for exchange rate fluctuations, operating income rose by 5%.

Changes in exchange rates in comparison with the previous year, including both transaction and translation effects, had a total positive impact of approximately SEK 57m on operating income. Transaction effects net of hedging contracts amounted to approximately SEK 4m, and effects from translation of income statements in subsidiaries amounted to approximately SEK 53m.

Financial net
Net financial items for the first nine months amounted to SEK -362m (-388).

Income after financial items
Income after financial items increased by 9% to SEK 2,413m (2,212), corresponding to a margin of 9.7% (9.3).

Taxes
Total taxes amounted to SEK -748m (-730), corresponding to 31% (33) of income after financial items.

Earnings per share
Income for the period rose by 12% to SEK 1,665m (1,482), corresponding to SEK 5.62 (5.00) per share before dilution.

OPERATING CASH FLOW- PRO FORMA

Operating cash flow – pro forma SEKm	Third quarter 2006[1]	Third quarter 2005	Nine months 2006	Nine months 2005	Full year 2005
Cash flow from operations, excluding changes in operating assets and liabilities	613	555	2,433	2,109	2,430
Changes in operating assets and liabilities	1,999	1,970	-1,467	-847	-177
Cash flow from operations	**2,612**	**2,525**	**966**	**1,262**	**2,253**
Cash flow from investments	-213	-302	-723	-968	-1,342
Operating cash flow	**2,399**	**2,223**	**243**	**294**	**911**

1) Actual.

Operating cash flow was strong in the third quarter, following the normal seasonal pattern, and increased to SEK 2,399m (2,223).

Operating cash flow for the first nine months amounted to SEK 243m (294).

Operating working capital
Operating working capital as of 30 September 2006 increased to SEK 6,745m (6,446). Compared to the previous year, operating working capital was positively impacted by changes in exchange rates in the amount of approximately SEK 200m.

FINANCIAL POSITION

The Group's total equity as of 30 September 2006 amounted to SEK 6,279m (4,600), corresponding to SEK 21.19 (15.53) per share. The figures for 2005 are pro forma and are based on the assumption that Husqvarna's equity amounted to SEK 4.7 billion at year-end 2005.

Net debt/equity ratio was 0.75 (1.22) and the equity/asset ratio increased to 36.8% (25.8).

The Groups net borrowings as of 30 September 2006 declined to SEK 4,679m (5,597). Net borrowings were reduced by SEK 2,093m in the third quarter.

Net borrowings SEKm	30 September 2006	Pro forma 30 September 2005	Pro forma 31 December 2005
Interest-bearing liabilities	5,452	6,684	6,404
Liquid funds	773	1,087	1,104
Net borrowings	**4,679**	**5,597**	**5,300**
Net debt/equity	0.75	1.22	1.12
Equity/assets ratio, %	36.8	25.8	25.8

PERFORMANCE BY BUSINESS AREA IN THE THIRD QUARTER

Consumer Products

Pro forma SEKm	Third quarter 2006	Third quarter 2005	Change, %	Change in comparable currencies, %	Nine months 2006	Nine months 2005	Change, %	Change in comparable currencies, %	Full year 2005
Net sales	2,774	3,583	-23	-17	16,307	15,841	3	0	18,360
Operating income	164	190[1)2)]	-14	-2	1,401	1,298[1)2)]	8	5	1,332[1)]
Operating margin, %	5.9	5.3	-	-	8.6	8.2	-	-	7.3

1) Operating income in 2005 includes a provision of SEK 40m for closure of an Italian plant.
2) The principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would decrease to SEK 169m for the third quarter and to SEK 1,272m for the first nine months of 2005.

Group sales of garden products in North America were substantially lower than in the third quarter of 2005, mainly due to considerably larger inventory reductions by retailers than in the previous year. Market demand and sales to consumers as well as industry shipments, are estimated to have declined 5-8% for the season as a whole and during the quarter. Group sales for the current season, for both nine and twelve months, were largely unchanged from the previous season. Retail inventories of Group products at the end of the third quarter are estimated to be at the same level as at the end of the third quarter of 2005. It is therefore estimated that the Group increased its market shares for garden products in North America during the season. In terms of chainsaws for consumers in North America, Group sales declined from 2005, when demand was positively affected by hurricanes in the US.

Despite lower sales in the third quarter of this year, total operating income for the US operation was unchanged from last year in dollars, but declined in Swedish kronor. Operating margin improved on the basis of a more favorable product mix and greater cost-efficiency.

In Europe, Group sales were somewhat lower than in the third quarter of 2005 as a result of unfavorable weather earlier in the season and high retail inventories at the start of the quarter. The decline in sales referred primarily to the UK, while sales showed good growth in several other markets. Operating income for comparable units showed a sharp downturn from the previous year, mainly due to lower production volumes.

Sales for the Consumer Products business area as a whole showed a substantial decline, and operating income was considerably lower in Swedish kronor. However, operating margin was higher than in the previous year.

Professional Products

Pro forma SEKm	Third quarter 2006	Third quarter 2005	Change, %	Change in comparable currencies, %	Nine months 2006	Nine months 2005	Change, %	Change in comparable currencies, %	Full year 2005
Net sales	2,618	2,575	2	5	8,556	7,927	8	6	10,408
Operating income	447	474	-6	-5	1,478	1,406	5	4	1,739
Operating margin, %	17.1	18.4	-	-	17.3	17.7	-	-	16.7

The market for professional chainsaws is estimated to have declined somewhat in volume in comparison with the third quarter of 2005, when hurricanes in the US had a positive effect on demand. The Group achieved good growth in volume in several markets, including Latin America and Asia. Sales and operating margin for chainsaws were unchanged in comparison with the previous year. However, the margin for Forestry Products as a whole was somewhat lower than in 2005 due to higher sales of accessories.

Group sales of commercial lawn and garden equipment rose somewhat over the previous year on the basis of good growth in Europe for riders as well as the acquisition of Dixon Industries in the US, which was consolidated as of August. Income declined, mainly due to costs related to integration of the new acquisition.

Demand for diamond tools and cutting equipment for the construction industry is estimated to have declined slightly in comparison with the third quarter of 2005. Group sales declined somewhat in Swedish kronor but were unchanged in comparable currencies. Operating income and margin improved somewhat, mainly as a result of previously implemented restructuring.

Overall, sales for the Professional Products business area increased from 2005. Operating income and margin declined from a high level.

ACQUISITIONS

Agreement to acquire Komatsu's outdoor products operation

Husqvarna has signed a Letter of Intent with Komatsu Ltd. of Japan regarding acquisition of the outdoor power products operation within Komatsu Zenoah Co.

Komatsu Zenoah is a leading producer of portable outdoor power products and is the market leader in Japan. The outdoor-product range comprises mainly brush cutters, chainsaws, trimmers and blowers. Sales for this operation in 2005/2006, the latest fiscal year, amounted to approximately JPY 19 billion (approximately SEK 1,200m), of which about half in Japan. The number of employees was approximately 700.

A final agreement is expected to be signed before year-end, subject to due diligence and approval by the relevant authorities. The acquisition is expected to be completed by the first quarter of 2007. The operation will be integrated in the Group's Professional Products business area.

Acquisition of Dixon Industries completed

The acquisition of the assets of Dixon Industries Inc in the US, a subsidiary of Blount International Inc, was completed at the end of July.

The purchase price amounted to SEK 246m. The acquisition analysis will be finalized in the fourth quarter. A preliminary analysis indicates that goodwill and other intangible assets amount to SEK 180m.

Dixon manufactures zero-turn riding lawnmowers for both professional users and private consumers. In 2005, Dixon had sales of USD 54.4m (approximately SEK 400m) and an operating income of USD 3.1m (approximately SEK 20m). The operation was included in the Professional Products business area as of August 1.

ANNUAL GENERAL MEETING 2007

The Annual General Meeting of Husqvarna AB (publ) will be held on 19 April 2007, in the Elmia Congress- and Concert Hall in Jönköping, Sweden.

COMPOSITION OF NOMINATION COMMITTEE

In accordance with the decision by the Annual General Meeting in March 2006, Husqvarna shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Husqvarna Board.

The Nomination Committee will prepare proposals for the AGM in 2007, including proposals for Board members, fees to the Board members, fees to the auditors, and the tasks and composition of the Nomination Committee for the AGM in 2008.

Johan Forssell of AB Investor, is the Chairman of the Nomination Committee. The other members are Carl Rosén, Second Swedish National Pension Fund, Ramsay J. Brufer, Alecta Mutual Pension Insurance, Marianne Nilsson, Robur, and Lars Westerberg, Chairman of Husqvarna.

As of 31 August 2006 Investor's shareholding in Husqvarna corresponded to 28.9% of the voting rights in the company, Alecta's to 3.5%, Robur's to 3.3%, and the Second Swedish National Pension Fund's to 2.6%.

Shareholders who wish to submit proposals to the Nomination Committee should send an e-mail to nominationcommittee@husqvarna.se

Stockholm 19 October 2006

Bengt Andersson
President and CEO

PRESENTATION AND TELEPHONE CONFERENCE

A combined presentation and telephone conference will be held at 15.00 CET on 19 October 2006, at the Husqvarna head office at S:t Göransgatan 143 in Stockholm.

A slide presentation will be available at www.husqvarna.com under "Investor Relations".

Following the conference call a play back will be available at www.husqvarna.com under "Investor Relations".

NEXT REPORT

The Group's report for the fourth quarter and full year of 2006 will be published on 22 February 2007. Reporting dates for 2007 will be published later.

AUDITORS´ REVIEW REPORT

We have conducted a limited review of the interim financial statements for Husqvarna AB for the period 1 January 2006 - 30 September 2006. The preparation and presentation of these financial statements in accordance with IAS 34 and the Swedish Annual Accounts Act are the responsibility of the company's management. Our responsibility is to report our conclusions concerning these interim financial statements on the basis of our limited review.

We have conducted our limited review in accordance with the Standard for Limited Review (SÖG) 2410 Limited review of interim financial information conducted by the company's appointed auditor, issued by FAR SRS. A limited review consists of making inquiries, primarily of individuals having responsibility for financial and accounting matters, as well as performing analytical procedures and taking other limited review procedures. A limited review has a different focus and is significantly smaller in scope than an audit according to Auditing Standards in Sweden, RS, and generally accepted auditing practice. The review procedures undertaken during a limited review do not enable us to obtain a level of assurance at which we would be aware of all important circumstances which would have been identified had an audit been conducted. Therefore, a conclusion reported on the basis of a limited review does not reach the level of certainty of a conclusion reported on the basis of an audit.

Based on our limited review, no conditions have come to our attention which would give us reason to believe that the attached interim financial statements are not, in all material respects, prepared in accordance with IAS 34 and the Swedish Annual Accounts Act.

Stockholm, 19 October 2006
PricewaterhouseCoopers AB

Anders Lundin
Authorised Public Accountant
Auditor in charge

Christine Rankin Johansson
Authorised Public Accountant

As previously stated, the information on pages 9-14 for the Husqvarna Group comprises actual financial statements for the third quarter 2006 and pro forma financial statements for the first nine months 2006 as well as for 2005. The pro forma financial statements are based on the Electrolux Group's reporting for the Outdoor Products segment in January-May 2006.

CONSOLIDATED INCOME STATEMENT

Pro forma SEKm	Third quarter 2006[1]	Third quarter 2005[2]	Nine months 2006	Nine months 2005	Full year 2005
Net sales	**5,392**	**6,158**	**24,863**	**23,768**	**28,768**
Cost of goods sold	-3,780	-4,436	-18,401	-17,659	-21,109
Gross operating income	**1,612**	**1,722**	**6,462**	**6,109**	**7,659**
Selling expense	-798	-853	-2,906	-2,782	-3,695
Administrative expense[1]	-244	-245	-786	-730	-1,093
Other operating income/expenses	1	0	5	3	0
Operating income*)	**571**	**624**	**2,775**	**2,600**	**2,871**
Margin, %	10.6	10.1	11.2	10.9	10.0
Financial items, net	-104	-108	-362	-388	-479
Income after financial items	**467**	**516**	**2,413**	**2,212**	**2,392**
Margin, %	8.7	8.4	9.7	9.3	8.3
Taxes	-145	-170	-748	-730	-789
Income for the period	**322**	**346**	**1,665**	**1,482**	**1,603**
Attributable to:					
Equity holders of the Parent Company	322	346	1,665	1,482	1,603
Minority interests in income for the period	0	0	0	0	0
**) Operating income includes:*					
Depreciation and amortization	*231*	*206*	*684*	*614*	*827*
Earnings per share, SEK	1.09	1.17	5.62	5.00	5.41
After dilution, SEK	1.09	1.17	5.62	5.00	5.41
Number of shares, millions	296.3	296.3	296.3	296.3	296.3

1) Actual.

2) The pro forma financial statements for the full year 2005 include Group common administrative costs in the amount of SEK -200m. This amount includes the costs of employees and functions that have been transferred from Electrolux to Husqvarna as well as costs that Husqvarna will incur as a separate listed company.

Group common costs

Group common costs for the third quarter of 2005 were initially estimated at SEK -51m. In order to facilitate year-on-year comparison, these pro forma costs for the third quarter of 2005 have instead been assumed to equal the outcome for the third quarter of 2006, i.e. SEK -40m. For the first nine months of the year these figures correspond to SEK -141m and SEK -104m respectively. Group common costs will be adjusted accordingly quarter by quarter.

Pro forma operating income and key ratios for the full year 2005 have not been adjusted, i.e. are still based on the original amount of SEK -200m.

CONSOLIDATED BALANCE SHEET

SEKm	30 September 2006[1]	Pro forma 30 September 2005	Pro forma 31 December 2005
Assets			
Property plant and equipment	3,651	3,631	3,846
Goodwill	1,895	1,687	1,728
Other intangible assets	460	446	454
Investments in associates	8	8	9
Deferred tax assets	783	793	756
Financial assets	183	170	166
Total non-current assets	**6,980**	**6,735**	**6,959**
Inventories	4,428	4,759	6,264
Trade receivable	4,321	4,615	3,325
Derivatives	54	87	104
Tax receivables	49	20	32
Other current assets	524	628	564
Short-term investments	0	271	271
Cash and cash equivalents	719	729	729
Total current assets	**10,095**	**11,109**	**11,289**
Total assets	**17,075**	**17,844**	**18,248**
Assets pledged	**42**	**45**	**45**
Equity and liabilities			
Total equity attributable to equity holders of the Parent Company	6,278	4,600	4,717
Minority interests	1	-	-
Total equity	**6,279**	**4,600**	**4,717**
Long-term borrowings	4,715	6,258	6,258
Deferred tax liabilities	516	486	504
Provisions for pensions and other post-employment benefits	366	516	373
Derivatives	2	0	0
Other provisions	511	605	468
Total non-current liabilities	**6,110**	**7,865**	**7,603**
Accounts payable	2,004	2,928	4,222
Tax liabilities	509	109	103
Other liabilities	1,352	1,798	1,329
Short-term borrowings	675	279	0
Derivatives	60	147	146
Other provisions	86	118	128
Total current liabilities	**4,686**	**5,379**	**5,928**
Total equity and liabilities	**17,075**	**17,844**	**18,248**
Contingent liabilities	**55**	**41**	**37**

1) Actual.

CONSOLIDATED CASH FLOW STATEMENT

Pro forma SEKm	Third quarter 2006[1]	Third quarter 2005	Nine months 2006	Nine months 2005	Full year 2005
Operations					
Income after financial items	467	516	2,413	2,212	2,392
Depreciation and amortization	231	206	684	614	827
Change in accrued and prepaid interest	-15	3	9	13	0
Taxes paid	-70	-170	-673	-730	-789
Cash flow from operations, excluding change in operating assets and liabilities	**613**	**555**	**2,433**	**2,109**	**2,430**
Change in operating assets and liabilities					
Change in inventories	416	147	1,670	1,330	-19
Change in accounts receivable	2,453	1,633	-1,106	-1,405	-132
Change in accounts payable	-455	423	-2,060	-831	324
Change in other current assets	44	-8	16	-51	15
Change in other operating liabilities and provisions	-459	-225	13	110	-365
Cash flow from operating assets and liabilities	**1,999**	**1,970**	**-1,467**	**-847**	**-177**
Cash flow from operations	**2,612**	**2,525**	**966**	**1,262**	**2,253**
Investments					
Acquisitions of operations	-246	-	-439	-	-
Capital expenditure in property, plant and equipment	-168	-286	-566	-832	-1,111
Capitalization of product development and software	-45	-20	-118	-77	-148
Other	0	4	-39	-59	-83
Cash flow from investments	**-459**	**-302**	**-1,162**	**-968**	**-1,342**
Total cash flow from operations and investments	**2,153**	**2,223**	**-196**	**294**	**911**
Financing					
Change in short-term investments	65	-	321	-	-
Change in interest-bearing liabilities	-2,765	-2,223	-142	-294	-911
Cash flow from financing	**-2,700**	**-2,223**	**179**	**-294**	**-911**
Total cash flow	**-547**	**0**	**-17**	**0**	**0**
Cash and cash equivalents at beginning of period	1,262	729	729	729	729
Exchange-rate differences	4	0	7	0	0
Cash and cash equivalents at end of period	719	729	719	729	729

1) Actual.

NET SALES BY BUSINESS AREA

Pro forma SEKm	Third quarter 2006[1]	Third quarter 2005	Change, %	Change in comparable currencies, %	Nine months 2006	Nine months 2005	Change, %	Change in comparable currencies, %	Full year 2005
Consumer Products	2,774	3,583	-23	-17	16,307	15,841	3	0	18,360
Professional Products	2,618	2,575	2	5	8,556	7,927	8	6	10,408
Total	**5,392**	**6,158**	**-12**	**-8**	**24,863**	**23,768**	**5**	**2**	**28,768**

1) Actual.

OPERATING INCOME BY BUSINESS AREA

Pro forma SEKm	Third quarter 2006[1]	Third quarter 2005	Change, %	Change in comparable currencies, %	Nine months 2006	Nine Months 2005	Change, %	Change in comparable currencies, %	Full year 2005
Consumer Products	164	190[2]	-14	-2	1,401	1,298[2]	8	5	1,332
Margin, %	*5.9*	*5.3*	-	-	*8.6*	*8.2*	-	-	*7.3*
Professional Products	447	474	-6	-5	1,478	1,406	5	4	1,739
Margin, %	*17.1*	*18.4*	-	-	*17.3*	*17.7*	-	-	*16.7*
Total business areas	**611**	**664**	**-8**	**-4**	**2,879**	**2,704**	**7**	**4**	**3,071**
Margin, %	*11.3*	*10.8*	-	-	*11.6*	*11.4*	-	-	*10.7*
Group common costs etc.[3]	-40	-40	0	0	-104	-104	0	0	-200
Total	**571**	**624**	**-9**	**-5**	**2,775**	**2,600**	**7**	**5**	**2,871**
Margin, %	*10.6*	*10.1*	-	-	*11.2*	*10.9*	-	-	*10.0*

1) Actual.

2) The principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would decrease to SEK 169m for the third quarter and to SEK 1,272m for the first nine months of 2005.

3) In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the second quarter and first half of 2006 (see page 9).

KEY RATIOS

Pro forma	**Third quarter 2006[1]**	Third quarter 2005	**Nine months 2006**	Nine months 2005	Full year 2005
Net sales, SEKm	**5,392**	6,158	**24,863**	23,768	28,768
Operating income, SEKm	**571**	624	**2,775**	2,600	2,871
Net sales growth, %	**-12**	4	**5**	2	6
Gross margin, %	**29.9**	28.0	**26.0**	25.7	26.6
Operating margin, %	**10.6**	10.1	**11.2**	10.9	10.0
Working capital, SEKm	**-**	-	**4,494**	3,948	3,562
Return on capital employed, %[2]	**-**	-	**23.4**	25.3	23.5
Return on equity, %[2]	**-**	-	**34.0**	45.0	39.4
Earnings per share, SEK[3]	**1.09**	1.17	**5.62**	5.00	5.41
Capital-turnover rate, times[2]	**-**	-	**2.5**	2.6	2.5
Operating cash flow, SEKm	**2,399**	2,223	**243**	294	911
Net debt/equity ratio	**-**	-	**0.75**	1.22	1.12
Capital expenditure, SEKm	**213**	306	**684**	909	1,259
Average number of employees	**10,268**	11,156	**11,372**	11,764	11,681

1) Actual.

2) Calculated as rolling 12 months.

3) Before dilution. To enable comparison, the figures for both 2005 and 2006 are based on the number of shares as of 30 September 2006, i.e. 296,259,153.

EXCHANGE RATES IN SEK

	Nine months 2006	Nine months 2005	Full year 2005
USD, average	**7.49**	7.30	7.46
USD, end of period	***7.32***	*7.75*	*7.95*
EUR, average	**9.31**	9.21	9.28
EUR, end of period	***9.27***	*9.32*	*9.40*
GBP, average	**13.58**	13.43	13.54
GBP, end of period	***13.68***	*13.67*	*13.69*

NET SALES AND INCOME BY QUARTER – PRO FORMA

Net sales and income		Q1	Q2	Q3	Q4	Full year
Net sales, SEKm	**2006[1]**	**9,338**	**10,133**	**5,392**		
	2005	7,880	9,730	6,158	5,000	28,768
Operating income, SEKm[2]	**2006[1]**	**929**	**1,275**	**571**		
	Margin, %	*9.9*	*12.6*	*10.6*		
	2005	814	1,162	624	308	2,871
	Margin, %	*10.3*	*11.9*	*10.1*	*6.2*	*10.0*
Income after financial items, SEKm[2]	**2006[1]**	**792**	**1,154**	**467**		
	Margin, %	*8.5*	*11.4*	*8.7*		
	2005	676	1,020	516	217	2,392
	Margin, %	*8.6*	*10.5*	*8.4*	*4.3*	*8.3*
Income for the period, SEKm[2]	**2006[1]**	**546**	**797**	**322**		
	2005	453	683	346	145	1,603
Earnings per share, SEK[3]	**2006[1]**	**1.84**	**2.69**	**1.09**		
	2005	1.53	2.31	1.17	0.49	5.41

1) Figures for Q3 2006 shows actual figures.

2) In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the first, second and third quarter of 2006 (see page 9).

3) Before dilution. To enable comparison, the figures for both 2005 and 2006 are based on the number of shares as of 30 September 2006, i.e. 296,259,153.

NET SALES BY BUSINESS AREA PER QUARTER – PRO FORMA

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2006**	**6,540**	**6,993**	**2,774**		
	2005	5,417	6,841	3,583	2,519	18,360
Professional Products	**2006**	**2,798**	**3,140**	**2,618**		
	2005	2,463	2,889	2,575	2,481	10,408
Total	**2006**	**9,338**	**10,133**	**5,392**		
	2005	7,880	9,730	6,158	5,000	28,768

OPERATING INCOME BY BUSINESS AREA PER QUARTER – PRO FORMA

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2006**	**503**	**734**	**164**		
	Margin, %	*7.7*	*10.5*	*5.9*		
	2005	421[1]	687[1]	190[1]	34[1]	1,332
	Margin, %	*7.8*	*10.0*	*5.3*	*1.3*	*7.3*
Professional Products	**2006**	**455**	**576**	**447**		
	Margin, %	*16.3*	*18.3*	*17.1*		
	2005	422	510	474	333	1,739
	Margin, %	*17.1*	*17.7*	*18.4*	*13.4*	*16.7*
Group common costs etc.[2]	**2006**	**-29**	**-35**	**-40**		
	2005	-29	-35	-40	-59	-200
Total	**2006**	**929**	**1,275**	**571**		
	Margin, %	*9.9*	*12.6*	*10.6*		
	2005	814	1,162	624	308	2,871
	Margin, %	*10.3*	*11.9*	*10.1*	*6.2*	*10.0*

1) The principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would increase to SEK 449m for Q1 and SEK 706m for Q2, and decrease to SEK 169m for Q3 and SEK 8m for Q4.

2) In order to enable year-on-year comparisons, Group common costs for 2005 have been adjusted to equal actual costs for the first, second and third quarter of 2006 (see page 9).

HUSQVARNA COMBINED FINANCIAL STATEMENTS

Operations in Electrolux were transferred to Husqvarna at book values reported by the Electrolux Group, according to the predecessor basis. In accordance with internationally accepted accounting practices, reports for the Husqvarna Group shall be prepared in the form of Combined Financial Statements. The Combined Financial Statements have been prepared as if the Husqvarna operations had been formed as of 1 January 2004.

The information in these statements is based on the actual reporting for the operations within the Outdoor product segment, within Electrolux, which is now part of the Husqvarna Group. The results and net asset, as well as equity and provisions have been aggregated.

The historical financial statements include historical assets, liabilities, revenues and costs for operations, although historically the amounts involved were not allocated to Husqvarna, nor were they reported in the historical financial accounts for Husqvarna AB and its subsidiaries when they were part of the Electrolux Group.

The primary differences between the Combined Financial Statements and the pro forma statements are as follow:

- The Combined Financial Statements include historical transactions which were not reported in the Husqvarna Group but which would have been included in order to reflect the actual historical costs of operations.
- The pro forma accounts reflect the historical impact of certain transactions which occurred subsequent to the closing date. From an investor perspective it can be appropriate to reverse these transactions to reflect their financial impact. For Husqvarna the transactions mainly refer to, as regards to the income statement, administrative costs, financial costs for borrowing in connection to the capitalization of the new Group as well as tax charges. As regards the balance sheet, the difference mainly comprises the capitalization of the Group.

The Husqvarna Group was established and capitalized in May 2006 and the income statement for the third quarter 2006 and the balance sheet as per 30 September represents the actual values of the Group.

The differences between the pro forma statements and the Combined Financial Statements are shown on page 16-20.

CONSOLIDATED INCOME STATEMENTS BY QUARTER

SEKm	Third quarter 2006[1]	Third quarter 2005 Combined	Adjustments[2]	Pro forma
Net sales	**5,392**	**6,158**	**-**	**6,158**
Cost of goods sold	-3,780	-4,436	-	-4,436
Gross operating income	**1,612**	**1,722**	**-**	**1,722**
Selling expenses	-798	-853	-	-853
Administrative expenses	-244	-238	-7	-245
Other operating income/expenses	1	-1	1	0
Operating income*)	**571**	**630**	**-6**	**624**
Margin, %	10.6	10.2	-	10.1
Financial items, net	-104	-35	-73	-108
Income after financial items	**467**	**595**	**-79**	**516**
Margin, %	8.7	9.7	-	8.4
Taxes	-145	-179	9	-170
Income for the period	**322**	**416**	**-70**	**346**
Attributable to:				
Equity holders of the Parent Company	322	416	-70	346
Minority interests in income for the period	0	-	-	-
*) Operating income includes:				
Depreciation and amortization	231	206	-	206

1) Actual.

2) The income statement has been adjusted for financial costs referring to financing of borrowings as well as for administrative costs, both of which the company will incur as an independent Group. The actual tax rate has been estimated at approximately 33% of the Group's income after financial items. In order to enable year-on year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the third quarter of 2006 (see page 9).

CONSOLIDATED INCOME STATEMENTS NINE MONTHS

	Nine months 2006			Nine months 2005			Full year 2005
SEKm	Combined	Adjustments[1]	Pro forma	Combined	Adjustments[2]	Pro forma	Combined
Net sales	**24,863**	-	**24,863**	**23,768**	-	**23,768**	**28,768**
Cost of goods sold	-18,401	-	-18,401	-17,659	-	-17,659	-21,128
Gross operating income	**6,462**	-	**6,462**	**6,109**	-	**6,109**	**7,640**
Selling expenses	-2,906	-	-2,906	-2,782	-	-2,782	-3,663
Administrative expenses	-786	-	-786	-750	20	-730	-1,094
Other operating income/expenses	5	-	5	2	1	3	15
Operating income*)	**2,775**	-	**2,775**	**2,579**	**21**	**2,600**	**2,898**
Margin, %	11.2	-	11.2	10.9	-	10.9	10.1
Financial items, net	-311	-51	-362	-124	-264	-388	-177
Income after financial items	**2,464**	**-51**	**2,413**	**2,455**	**-243**	**2,212**	**2,721**
Margin, %	9.9	-	9.7	10.3	-	9.3	9.5
Taxes[3]	-764	16	-748	-737	7	-730	-816
Income for the period	**1,700**	**-35**	**1,665**	**1,718**	**-236**	**1,482**	**1,905**
Attributable to:							
Equity holders of the Parent Company	1,700	-35	1,665	1,718	-236	1,482	1,905
Minority interests in income for the period	0	-	0	-	-	-	-
**) Operating income includes:*							
Depreciation and amortization	684	-	684	614	-	614	827

1) The income statement has been adjusted for financial costs referring to financing of borrowings which the company incur as an independent Group. The actual tax rate for the first nine months has been estimated at approximately 31% of the Group's income after financial items.

2) The income statement has been adjusted for financial costs referring to financing of borrowings as well as for administrative costs, both of which the company will incur as an independent Group. The actual tax rate has been estimated at approximately 33% of the Group's income after financial items. In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the first nine months of 2006 (see page 9).

3) In the Combined financial statements for 2005 presented in the "Supplement to the prospectus for listing of Husqvarna AB 2006" transfers of earnings to Electrolux units within countries with tax consolidation were treated as paid dividends with no tax effect. In order to faciltiate comparison and better reflect the Groups actual tax rate the tax expense for 2005 have been adjusted to include tax on these items and equity has been correspondingly adjusted. The restated tax rate for 2005 is 30.0%

CONSOLIDATED BALANCE SHEET

SEKm	30 Sep 2006[1]	30 Sep 2005 Combined	30 Sep 2005 Adjustments[2]	30 Sep 2005 Pro forma	Full year 2005 Combined
Assets					
Property plant and equipment	3,651	3,631	-	3,631	3,846
Goodwill	1,895	1,687	-	1,687	1,728
Other intangible assets	460	446	-	446	454
Investments in associates	8	8	-	8	9
Deferred tax assets	783	404	389	793	756
Financial assets	183	170	-	170	166
Total non-current assets	**6,980**	**6,346**	**389**	**6,735**	**6,959**
Current assets					
Inventories	4,428	4,759	-	4,759	6,264
Trade receivable	4,321	4,615	-	4,615	3,325
Derivatives	54	87	-	87	104
Tax receivables	49	20	-	20	32
Other current assets	524	628	-	628	564
Short-term investments	0	0	271	271	0
Cash and cash equivalents	719	169	560	729	267
Total current assets	**10,095**	**10,278**	**831**	**11,109**	**10,556**
Total assets	**17,075**	**16,624**	**1,220**	**17,844**	**17,515**
Assets pledged	**42**	**45**	**-**	**45**	**45**
Equity and liabilities					
Total equity attributable to equity holders of the Parent Company	6,278	4,472	128	4,600	2,416
Minority interests	1	-	-	-	-
Total equity	**6,279**	**4,472**	**128**	**4,600**	**2,416**
Non-current liabilities					
Long-term borrowings	4,715	5,742	516	6,258	7,838
Deferred tax liabilities	516	486	-	486	504
Provisions for pensions and other post-employment benefits	366	516	-	516	373
Derivatives	2	0	-	0	0
Other provisions	511	302	303	605	163
Total non-current liabilities	**6,110**	**7,046**	**819**	**7,865**	**8,878**
Current liabilities					
Accounts payable	2,004	2,928	-	2,928	4,222
Tax liabilities	509	109	-	109	103
Other liabilities	1,352	1,752	46	1,798	1,428
Short-term borrowings	675	52	227	279	194
Derivatives	60	147	-	147	146
Other provisions	86	118	-	118	128
Total current liabilities	**4,686**	**5,106**	**273**	**5,379**	**6,221**
Total equity and liabilities	**17,075**	**16,624**	**1,220**	**17,844**	**17,515**
Contingent liabilities	**55**	**41**	**-**	**41**	**37**

1) Actual.

2) The balance sheet for 30 September 2005 starts from Combined. The pro forma balance sheet has been adjusted for insurance provisions, which were previously reported in captive companies wholly-owned by Electrolux. Further deferred tax assets are included in the balance sheet as if Husqvarna had been a separate Group at that time. Equity has been calculated to the pro forma equity as of 31 December 2005, excluding the last quarter pro forma result. Other financing is based on borrowings. In addition, borrowings have been redistributed as short-term and long-term borrowings.

CONSOLIDATED CASH FLOW STATEMENT

Combined SEKm	Third quarter 2006	Third quarter 2005	Nine months 2006	Nine months 2005	Full year 2005
Operations					
Income after financial items	467	595	2,464	2,455	2,721
Depreciation and amortization	231	206	684	614	827
Change in accrued and prepaid interest	-15	3	9	13	0
Taxes paid	-70	-23	-376	-345	-386
Cash flow from operations, excluding change in operating assets and liabilities	**613**	**781**	**2,781**	**2,737**	**3,162**
Change in operating assets and liabilities					
Change in inventories	416	147	1,670	1,330	-7
Change in accounts receivable	2,453	1,633	-1,106	-1,405	-64
Change in accounts payable	-455	423	-2,060	-831	321
Change in other current assets	44	-8	16	-51	15
Change in other operating liabilities and provisions	-459	-293	287	78	-349
Cash flow from operating assets and liabilities	**1,999**	**1,902**	**-1,193**	**-879**	**-84**
Cash flow from operations	**2,612**	**2,683**	**1,588**	**1,858**	**3,078**
Investments					
Acquisitions of operations	-246	-	-439	-	-
Capital expenditure in property, plant and equipment	-168	-286	-566	-832	-1,111
Capitalization of product development and software	-45	-20	-118	-77	-148
Other	0	4	-39	-59	-83
Cash flow from investments	**-459**	**-302**	**-1,162**	**-968**	**-1,342**
Total cash flow from operations and investments	**2,153**	**2,381**	**426**	**890**	**1,736**
Financing					
Change in short-term investments	65	-87	50	-87	0
Change in interest-bearing liabilities[1)]	-2,765	-2,264	-3,477	-529	59
Dividend/Group contribution to Electrolux	-	5	-777	-229	-1,656
Contribution from Electrolux	-	-	4,250	-	-
Cash flow from financing	**-2,700**	**-2,346**	**46**	**-845**	**-1,597**
Total cash flow	**-547**	**35**	**472**	**45**	**139**
Cash and cash equivalents at beginning of period	1,262	131	267	109	109
Exchange-rate differences	4	3	-20	15	19
Cash and cash equivalents at end of period	719	109	719	169	267

1) Operations were transferred to Husqvarna from Electrolux during 2005 and 2006. The acquisitions have been financed with internal borrowings from Electrolux and therefore do not represent any cash transactions. The change in interest-bearing liabilities has been adjusted accordingly.

CHANGE IN CONSOLIDATED EQUITY

Combined SEKm	30 Sep 2006	30 Sep 2005	Full year 2005
Opening balance according to IFRS, excluding IAS 39	2,416	4,736	4,736
Effects of implementing IAS 39		-50	-50
Adjusted opening balance according to IFRS	**2,416**	**4,686**	**4,686**
Transactions in equity[1]	-1,895	-2,480	-4,794
Contribution from Electrolux[2]	4,250	-	-
Change in hedge reserve	35	7	-1
Share-based payment	5	8	11
Translation difference	-232	533	609
Income for the period	1,700	1,718	1,905[3]
Closing balance	**6,279**[4]	**4,472**	**2,416**

1) Mainly effects of transfer of operations from Electrolux to Husqvarna and dividend/Group contributions from Husqvarna to Electrolux.

2) An unconditional shareholder contribution of SEK 4,250m was received from Electrolux on 15 May in order to adjust the capital structure of Husqvarna AB prior to distribution.

3) Adjusted due to restated tax rate, see page 17.

4) Minority interest in equity equals SEK 1m as of 30 Sep 2006.

TWO-YEAR REVIEW

Combined	2005	2004[1]
Net sales, SEKm	28,768	27,202
Operating income, SEKm	2,898	2,983
Net sales growth, %	6	1
Gross margin, %	26.6	26.9
Operating margin, %	10.1	11.0
Return on capital employed, %	31.0	31.1
Return on equity, %[2]	46.0	41.9
Capital turn-over rate, times	2.6	2.9
Operating cash flow, SEKm	1,736	2,073
Capital expenditure, SEKm	1,259	1,040
Average number of employees	11,681	11,657

1) Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

2) Adjusted due to restated tax rate, see page 17.

DEFINITIONS

Capital indicators

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.
Operating working capital	Inventories and trade receivables less accounts payable.
Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities and non-interest-bearing provisions.
Net borrowings	Total interest-bearing liabilities less liquid funds.
Net debt/equity ratio	Net borrowings in relation to total adjusted equity.
Equity/assets ratio	Adjusted equity as a percentage of total assets.
Capital employed	Total liabilities and equity less non-interest bearing debts, including deferred tax liabilities.

Other key ratios

Earnings per share	Income for the period divided by the number of shares.
Net sales growth	Net sales as a percentage of the preceding period.
Gross margin	Gross operating income as a percentage of net sales.
Operating margin	Operating income as a percentage of net sales.
Return on equity	Income for the period as a percentage of average equity.
Return on capital employed	Operating income plus financial income as a percentage of average capital employed.
Operating cash flow	Total cash flow from operations and investments, excluding acquisitions and divestments of operations.
Capital expenditure	Property, plant and equipment and capitalization of product development and software.

Factors affecting forward-looking statements

This report contains forward-looking statements in the sense referred to in the American Private Securities Litigation Reform Act of 1995. Such statements comprise, among other things, financial goals, goals of future business and financial plans. These statements are based on present expectations and are subject to risks and uncertainties that may give rise to major deviations of the result due to several aspects. These aspects include, among other things: consumer demand and market conditions in the geographical areas and lines of business in which Husqvarna operates, the effects of currency fluctuations, downward pressure on prices due to competition, a material reduction of sales by important distributors, any success in developing new products and in marketing, outcome of any product responsibility litigation, progress when it comes to reach the goals set for productivity and efficient use of capital, successful identification of growth opportunities and acquisition objects, and to integrate these into the existing business and successful achievement of goals to make the supply chain more efficient.